September 26, 2025

Shubha Dasgupta
Chief Executive Officer
Pineapple Financial Inc.
Unite 200, 111 Gordon Baker Road
Toronto, Ontario M2H 3R1

       Re: Pineapple Financial Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 19, 2025
           File No. 001-41738
Dear Shubha Dasgupta:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. We note from your Form 8-K filed on September 10, 2025 and related press release that the Injective Foundation, as part of the subscription receipt financing, has been granted review rights with respect to the escrow release process pursuant to a Side
       Letter Agreement. Your proxy statement does not describe these rights or the
       Foundation's role in connection with the INJ treasury. Please revise your disclosure to describe the nature of these rights, the Foundation's involvement, and the scope of authority or influence it may have over the administration of the INJ treasury. In addition, please clarify whether the company has established or plans to establish any board, committee, or advisory group to oversee the treasury strategy and, if so, whether investors such as the Injective Foundation or other participants will have representation or appointment rights.
 September 26, 2025
Page 2
2. Please revise your disclosure to clarify that some of the investors who will acquire shares as a result of the offering, including investors associated with the Injective
       Foundation, may have interests that differ from those of existing shareholders.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-
3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Darrin M. Ocasio, Esq.